UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

Commission File Number: 001-41540

Perfect Corp.

14F, No. 98 Minquan Road

Xindian District

New Taipei City 231

Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Approval of Business Combination by Provident’s Shareholders

On October 25, 2022, Perfect Corp. (the “Company”) and Provident Acquisition Corp. (“Provident”) issued a joint press release announcing the results of the extraordinary general meeting (the “EGM”) held by Provident on October 25, 2022. At the EGM, Provident’s shareholders voted upon certain proposals, previously disclosed in the definitive proxy statement/prospectus filed with the U.S. Securities and Exchange Commission on September 30, 2022, in connection with the proposed business combination (the “Business Combination”) contemplated by the Agreement and Plan of Merger, dated March 3, 2022, by and among Provident, the Company, Beauty Corp., and Fashion Corp., as amended by the First Amendment to Agreement and Plan of Merger, dated as of September 16, 2022, by and among Provident, the Company, Beauty Corp., and Fashion Corp.

A copy of the joint press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Press Release of the Company and Provident, dated October 25, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect Corp.

Date: October 25, 2022	/s/ Alice H. Chang
Name: Alice H. Chang
Title: Chief Executive Officer